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                             April 28, 2022

       R. Scott Turicchi
       Chief Executive Officer
       Consensus Cloud Solutions, Inc.
       700 S. Flower Street, 15th Floor
       Los Angeles, CA

                                                        Re: Consensus Cloud
Solutions, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 25,
2022
                                                            CIK No. 0001866633

       Dear Mr. Turicchi:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Stewart McDowell